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joinsizigi.com

# Alex Flores, MBA · 3rd

Chief Marketing Officer & Co-Founder at Sizigi

San Diego, California, United States · 500+ connections ·

Contact info

Sizigi

San Diego State University

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## Experience

**Sizigi**
1 yr 4 mos

**Chief Marketing Officer & Co-Founder**
Jan 2021 – Present · 2 mos

**Director Of Marketing**
Nov 2019 – Jan 2021 · 1 yr 3 mos
Greater San Diego Area

**PR & Communications Manager**
Amobee
May 2019 – Sep 2019 · 5 mos
San Diego, CA

**Sports Housing Coordinator**
Road Rebel
May 2018 – May 2019 · 1 yr 1 mo
Greater San Diego Area

**Sports Marketing Intern**
California State University, Fullerton
2015 – 2016 · 1 yr
Fullerton, CA

**Marketing Intern**
Make-A-Wish Orange County and the Inland Empire
2015 · less than a year
Irvine, California

Show 1 more experience

## Education

**San Diego State University**
Master of Business Administration (MBA)
2018

**Cal State Fullerton, College of Business and Economics**
Bachelor of Arts (B.A.), Business: Marketing and HR Managment
2016

**California State University, Fullerton**
Bachelor of Arts (B.A.), Communications: Public Relations
2016
Activities and Societies: Lambda Pi Eta Honor Society

## Licenses & certifications

**Campaign Manager Certification**
Google
Issued Apr 2019 · Expired Apr 2020
Credential ID 31095998
See credential

**Google Analytics Individual Qualification**
Google
Issued Apr 2019 · Expired Apr 2020
Credential ID 30800582
See credential

## Volunteer experience

**Walk-For-Wishes Volunteer**
Make-A-Wish Orange County and the Inland Empire
2015 – Present · 6 yrs
Children

•Assisted media on event coverage



**Family Matching Event Volunteer**
Boys Town
2013 – Present · 8 yrs
Social Services

•Helped coordinate activities for children

## Skills & endorsements

**Marketing** · 21

 Endorsed by James Fratzke, who is highly skilled at this

 Endorsed by 4 of Alex's colleagues at California State University, Fullerton

**Sales** · 19

 Endorsed by Sahil Mehta, who is highly skilled at this

 Endorsed by 3 of Alex's colleagues at California State University, Fullerton

**Leadership** · 18

 Endorsed by 4 of Alex's colleagues at California State University, Fullerton

Show more ⌄

## Recommendations

**Received (4)**   Given (6)



**Emily Aguilar**
Office Administrator at
Akitoi Learning Center
April 15, 2013, Emily and Alex
were students together

I met Elizabeth at Cal State Fullerton this spring 2013 semester in two of my marketing classes. She is one of the most hard working students I have ever met. Elizabeth has a flair for organization and has outstanding leadership abilities. Her ability to consistently go above and beyond is why I highly recommend her for ... See more



**Hailey Pink**
Director of Acqusition
Marketing at Dolls Kill
April 15, 2013, Hailey and Alex
were students together

I have had the pleasure in getting to know Elizabeth this year at California State University Fullerton. We have worked on a marketing project where I have learned that Elizabeth has an incredible work ethic, a go-getter and is amazing on Microsoft Excel. I recommend Elizabeth for any job in which she i... See more

Show more ⌄

## Accomplishments

**2** **Languages**                                                          ⌄
English • Spanish

## Interests

 California State University, Fullerton     Forbes